# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bolt Projects Holdings, Inc., CIK 0001841125
CUSIP: 09769B107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2261 Market Street, Suite 5447, San Francisco, California (CA), 94114
Date of event which requires filing of this statement: 08/13/2025
Filed by CIK 0001852275
Persons authorized to receive notices and communications: Timothy Babich, 10 E. 53rd Street,, 13th Floor, New York, New York (NY), 10022, 2124302214

## Reporting persons
- Golden Arrow Sponsor, LLC (CIK 0001852275): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 250,000; sole dispositive power 0; shared dispositive power 250,000; aggregate amount beneficially owned 250,000 (10.8% of the class)
  Comment: Represents 250,000 shares of Common Stock, par value $0.0001 per share ("Common Stock"), of Bolt Projects Holdings, Inc. (the "Issuer") issuable upon exercise of a warrant that is currently exercisable, held directly by Golden Arrow Sponsor, LLC (the "Sponsor") and indirectly beneficially owned by Timothy Babich, Jacob Doft, Lance Hirt and Andrew Rechtschaffen. Accordingly, Messrs. Babich, Doft, Hirt and Rechtschaffen share voting and dispositive power over these securities held by the Reporting Person and may be deemed to beneficially own such shares. Each of Messrs. Babich, Doft, Hirt and Rechtschaffen disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Based on 2,061,779 shares of Common Stock outstanding as of August 6, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 12, 2025 (the "Quarterly Report").
- Timothy Babich: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 250,000; sole dispositive power 0; shared dispositive power 250,000; aggregate amount beneficially owned 250,000 (10.8% of the class)
  Comment: Represents 250,000 shares of Common Stock, par value $0.0001 per share ("Common Stock"), of Bolt Projects Holdings, Inc. (the "Issuer") issuable upon exercise of a warrant that is currently exercisable, held directly by Golden Arrow Sponsor, LLC (the "Sponsor") and indirectly beneficially owned by Timothy Babich, Jacob Doft, Lance Hirt and Andrew Rechtschaffen. Accordingly, Messrs. Babich, Doft, Hirt and Rechtschaffen share voting and dispositive power over these securities held by the Reporting Person and may be deemed to beneficially own such shares. Each of Messrs. Babich, Doft, Hirt and Rechtschaffen disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Based on 2,061,779 shares of Common Stock outstanding as of August 6, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 12, 2025 (the "Quarterly Report").
- Jacob Doft: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 250,000; sole dispositive power 0; shared dispositive power 250,000; aggregate amount beneficially owned 250,000 (10.8% of the class)
  Comment: Represents 250,000 shares of Common Stock, par value $0.0001 per share ("Common Stock"), of Bolt Projects Holdings, Inc. (the "Issuer") issuable upon exercise of a warrant that is currently exercisable, held directly by Golden Arrow Sponsor, LLC (the "Sponsor") and indirectly beneficially owned by Timothy Babich, Jacob Doft, Lance Hirt and Andrew Rechtschaffen. Accordingly, Messrs. Babich, Doft, Hirt and Rechtschaffen share voting and dispositive power over these securities held by the Reporting Person and may be deemed to beneficially own such shares. Each of Messrs. Babich, Doft, Hirt and Rechtschaffen disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Based on 2,061,779 shares of Common Stock outstanding as of August 6, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 12, 2025 (the "Quarterly Report").
- Andrew Rechtschaffen: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 250,000; sole dispositive power 0; shared dispositive power 250,000; aggregate amount beneficially owned 250,000 (10.8% of the class)
  Comment: Represents 250,000 shares of Common Stock, par value $0.0001 per share ("Common Stock"), of Bolt Projects Holdings, Inc. (the "Issuer") issuable upon exercise of a warrant that is currently exercisable, held directly by Golden Arrow Sponsor, LLC (the "Sponsor") and indirectly beneficially owned by Timothy Babich, Jacob Doft, Lance Hirt and Andrew Rechtschaffen. Accordingly, Messrs. Babich, Doft, Hirt and Rechtschaffen share voting and dispositive power over these securities held by the Reporting Person and may be deemed to beneficially own such shares. Each of Messrs. Babich, Doft, Hirt and Rechtschaffen disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Based on 2,061,779 shares of Common Stock outstanding as of August 6, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 12, 2025 (the "Quarterly Report").
- Lance Hirt: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 250,000; sole dispositive power 0; shared dispositive power 250,000; aggregate amount beneficially owned 250,000 (10.8% of the class)
  Comment: Represents 250,000 shares of Common Stock, par value $0.0001 per share ("Common Stock"), of Bolt Projects Holdings, Inc. (the "Issuer") issuable upon exercise of a warrant that is currently exercisable, held directly by Golden Arrow Sponsor, LLC (the "Sponsor") and indirectly beneficially owned by Timothy Babich, Jacob Doft, Lance Hirt and Andrew Rechtschaffen. Accordingly, Messrs. Babich, Doft, Hirt and Rechtschaffen share voting and dispositive power over these securities held by the Reporting Person and may be deemed to beneficially own such shares. Each of Messrs. Babich, Doft, Hirt and Rechtschaffen disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Based on 2,061,779 shares of Common Stock outstanding as of August 6, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 12, 2025 (the "Quarterly Report").

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Bolt Projects Holdings, Inc.
Address of issuer's principal executive offices: 2261 Market Street, Suite 5447, San Francisco, California (CA), 94114
Comment: This Amendment No. 4 ("Amendment No. 4") amends the Statement on Schedule 13D filed with the SEC on August 21, 2024 (the "Original Statement"), as amended by Amendment No. 1 filed with the SEC on December 31, 2024 ("Amendment No. 1"), as amended by Amendment No. 2 filed with the SEC on February 19, 2025 ("Amendment No. 2"), as amended by Amendment No. 3 filed with the SEC on August 15, 2025 ("Amendment No. 3"), and relates to the Common Stock of Bolt Projects Holdings, Inc. (f/k/a Golden Arrow Merger Corp.), a Delaware corporation. The address of the principal executive offices of the Issuer is 2261 Market Street, Suite 5447, San Francisco, CA 94114. Except as otherwise described herein, the information contained in the Original Statement, Amendment No. 1, Amendment No. 2 and Amendment No. 3 remains in effect. Capitalized terms used but not defined in this Amendment No. 4 shall have the respective meanings set forth with respect thereto in the Original Statement, Amendment No. 1, Amendment No. 2 and Amendment No. 3. This Amendment No. 4 is being filed to amend and supplement Items 5, 6 and 7 of the Schedule 13D as set forth herein.

## Item 2. Identity and Background
Name of person filing: No change.
Residence or business address: No change.
Present principal occupation or employment: No change.
Criminal convictions in the last five years: No change.
Civil proceedings (securities laws) in the last five years: No change.
Citizenship: No change.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No change.

## Item 4. Purpose of Transaction
Purpose of transaction: No change.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of August 13, 2025, the Reporting Persons only beneficially own shares of Common Stock underlying the Warrant. Calculation of the percentage of shares of Common Stock beneficially owned is based on 2,311,779 shares of Common Stock outstanding as of the date hereof, as reported by the Issuer in the Quarterly Report, and taking into account the Common Stock underlying the Warrant beneficially owned by the Reporting Persons, as applicable. The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 4 and are incorporated herein by reference. The Sponsor is the record holder of one Warrant to purchase 250,000 shares of Common Stock. The Sponsor is controlled by Timothy Babich, Jacob Doft, Lance Hirt and Andrew Rechtschaffen. Accordingly, Messrs. Babich, Doft, Hirt and Rechtschaffen share voting and dispositive power over these securities held by the Reporting Person and may be deemed to beneficially own such shares. Each of Messrs. Babich, Doft, Hirt and Rechtschaffen disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Neither the filing of this Amendment No. 4 nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transaction in securities of the Issuer in the past 60 days, except that (i) on July 8, 2025, the Sponsor sold 205,759 shares of Common Stock on the open market at a weighted average price of $3.425 per share and the shares were sold in multiple transactions at prices ranging from $3.15 to $3.80, inclusive, (ii) on July 17, 2025, the Sponsor sold 116,132 shares of Common Stock on the open market at a weighted average price of $3.1951 per share and the shares were sold in multiple transactions at prices ranging from $3.035 to $3.355, inclusive, (iii) on August 11, 2025, the Sponsor sold 4,953 shares of Common Stock on the open market at a weighted average price of $2.1254 per share and the shares were sold in multiple transactions at prices ranging from $2.0600 to $2.1800, inclusive, (iv) ) on August 12, 2025, the Sponsor sold 3,579 shares of Common Stock on the open market at a weighted average price of $2.1326 per share and the shares were sold in multiple transactions at prices ranging from $2.1000 to $2.2000, inclusive, and (v) on August 13, 2025, the Sponsor sold 36,665 shares of Common Stock on the open market at a weighted average price of $3.378 per share and the shares were sold in multiple transactions at prices ranging from $3.2600 to $3.4700, inclusive. The Sponsor undertakes to provide upon request by the staff of the SEC, the Issuer, or a stockholder of the Issuer, full information regarding the number of shares sold on each day at each separate price.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to add the following:

The information contained in Item 4 of Amendment No. 3 is incorporated by reference herein, as applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A - Joint Filing Agreement, dated as of April 8August 15, 2025, by and among the Reporting Persons (filed herewith).

## Signatures
- Golden Arrow Sponsor, LLC: /s/ Andrew Rechtschaffen, Andrew Rechtschaffen/Manager (08/15/2025)
- Timothy Babich: /s/ Timothy Babich, Timothy Babich (08/15/2025)
- Jacob Doft: /s/ Jacob Doft, Jacob Doft (08/15/2025)
- Andrew Rechtschaffen: /s/ Andrew Rechtschaffen, Andrew Rechtschaffen (08/15/2025)
- Lance Hirt: /s/ Lance Hirt, Lance Hirt (08/15/2025)